Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Years Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
	($ in thousands)
Fixed charges(1):
Total interest expense	$55,281	$79,407	$150,010	$232,096	$427,312	$677,707
Interest capitalized	—	—	—	—	—	—
Interest portion of rental expense	1,544	3,047	2,596	3,060	3,250	1,994
Total fixed charges	$56,825	$82,454	$152,606	$235,156	$430,562	$679,701

Earnings:
Net income (loss) income from continuing operations before income taxes	$160,179	$205,529	$(15,081)	$(161,324)	$(774,530)	$(458,714)
Fixed charges	56,825	82,454	152,606	235,156	430,562	679,701
Less: Interest capitalized	—	—	—	—	—	—
Total earnings before fixed charges	$217,004	$287,983	$137,525	$73,832	$(343,968)	$220,987

Ratio of earnings to fixed charges(2)	3.8x	3.5x	0.9x	0.3x	-0.8x	0.3x
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(1)	Excludes interest related to the application of accounting for uncertain tax positions in accordance with the Income Taxes Topic of the Accounting Standards Codification.

(2)
The earnings for the nine months ended September 30, 2013 and year ended December 31, 2012 were sufficient to cover fixed charges. However, the earnings for the years ended December 31, 2011, 2010, 2009 and 2008 were inadequate to cover fixed charges. The coverage deficiencies for total fixed charges for the years ended December 31, 2011, 2010, 2009 and 2008 were $15.1 million, $161.3 million, $774.5 million and $458.7 million, respectively.